Chelsea Oil and Gas Ltd.

Condensed Consolidated Interim Financial Statements

As at and for the three and six month periods ended June 30, 2015 and 2014

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4.3 (3) (a), if an auditor has not performed a review of the financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of Chelsea Oil and Gas Ltd. have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Financial Statements
As at and for the three and six month periods ended June 30, 2015 and 2014 (Unaudited)
(US Dollars)

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Comprehensive Loss	4

Condensed Consolidated Interim Statements of Changes in Equity	5

Condensed Consolidated Interim Statements of Cash Flows	6

Notes to the Condensed Consolidated Interim Financial Statements	7 - 12

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Financial Position (Unaudited)
(US Dollars)

		June 30	December 31
As at	Notes	2015	2014

Current assets
Cash	4	$66,342	$463,546
Accounts receivable		55,605	35,852
Current assets		121,947	499,398

Restricted cash	4	524,036	195,411
Plant, property and equipment	6	949,882	1,012,242
Exploration and evaluation assets	7	10,552,666	10,597,995
Non-current assets		12,026,584	11,805,648

Assets		$12,148,531	$12,305,046

Liabilities
Current liabilities
Shareholder loans	5	$3,733,399	$3,585,615
Trade and other payables		666,829	725,164
Current liabilities		4,400,228	4,310,779

Decommissioning liabilities	10	385,239	390,902

Shareholders' equity	8
Common stock		14,056,459	14,056,459
Warrants		254,938	254,938
Contributed surplus		176,752	176,752
Accumulated deficit		(5,321,952)	(5,133,651)
Accumulated other comprehensive loss		(1,803,134)	(1,751,133)
Shareholders' equity		7,363,063	7,603,365

Shareholders' equity and liabilities		$12,148,531	$12,305,046

Going concern	2

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited)
(US Dollars)

		3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Revenues
Royalty income		$1,974	$81,314	$54,548	$147,050
		1,974	81,314	54,548	147,050
Expenses
General and administrative		15,207	26,713	23,556	28,764
Depletion	6	31,180	23,398	62,360	42,314
Finance expense	9	76,723	66,054	153,431	148,665
Foreign exchange loss (gain)		(4,331)	(3,888)	1,014	6,947
		118,779	112,277	240,361	226,690

Net loss before tax		116,805	30,963	185,813	79,640
Current income tax		-	3,057	2,488	11,731
Net loss		116,805	34,020	188,301	91,371

Foreign currency translation adjustment		6,670	(14,949)	52,001	10,898
Comprehensive loss		$123,475	$19,071	$240,302	$102,269

Net loss per share (basic and diluted)	8	$0.00	$0.00	$0.00	$0.00

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
(US Dollars)

		6 Months Ended	6 Months Ended
	Notes	June 30, 2015	June 30, 2014

Share capital	8
Balance, beginning and end of period		$14,056,459	$14,056,460

Warrants	8
Balance, beginning and end of period		254,938	254,938

Contributed surplus	8
Balance, beginning and end of period		176,752	176,752

Accumulated other comprehensive loss	8
Balance, beginning of period		(1,751,133)	(678,783)
Foreign currency translation adjustment		(52,001)	(10,898)
Balance, end of period		(1,803,134)	(689,681)

Accumulated deficit
Balance, beginning of period		(5,133,651)	(4,798,430)
Loss for the period		(188,301)	(91,371)
Balance, end of period		(5,321,952)	(4,889,801)

Total equity		$7,363,063	$8,908,668

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
(US Dollars)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Operating activities
Net loss	$(116,805)	$(34,020)	$(188,301)	$(91,371)

Items not affecting cash
Depletion	31,180	23,398	62,360	42,314
Foreign exchange loss	(4,332)	(3,888)	1,014	6,947
Interest on shareholder loans	73,893	66,245	147,785	136,517
Accretion on decommissioning	2,830	-	5,660	12,504

Operating cashflow before working capital movements	(13,234)	51,735	28,518	106,911
Change in non-cash working capital	13,021	(36,071)	(78,088)	(65,368)
	(213)	15,664	(49,570)	41,543

Financing activities
Change in restricted cash	-	(3,772)	(328,625)	(10,132)

Investing activities
Net exploration and evaluation expenditure	(6,672)	(27,124)	(6,672)	(26,159)

Increase in cash	(6,885)	(15,232)	(384,867)	5,252
Foreign exchange loss on cash denominated in a foreign currency	(1,331)	5,806	(12,338)	8,593
Cash, beginning of period	74,557	118,269	463,546	94,998
Cash, end of period	$66,341	$108,843	$66,341	$108,843

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three month periods ended June 30, 2014 and 2013 (Unaudited)
(US Dollars)

1.	Reporting entity:

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”). The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Currently, revenue relates to royalties earned on overriding royalty interests held by the Company.

2.	Going concern:

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued exploration and development of the Company’s properties depends on the ability of the Company to obtain financing. At June 30, 2015, the Company has minimal sources of operating cash flow and an accumulated deficit of $5.3 million. At June 30, 2015 the Company has a working capital deficit of $4.3 million. These conditions cast doubt on the Company’s ability to continue as a going concern.

Additional funds will be required to explore and develop the Company’s properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

The amounts shown as plant, property and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation assets reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstance outlined above.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three month periods ended June 30, 2014 and 2013 (Unaudited)
(US Dollars)

3.	Basis of preparation:

a)	Statement of compliance:

These financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, on a going concern basis. They follow the same accounting policies as the annual financial statements. They do not contain all disclosures required by IFRS for annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2014. The condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 31, 2015.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company’s proportionate interest in joint operations.

c)	Functional and presentation currency:

These consolidated financial statements are expressed in US dollars (“$” or “US$”), which is the Company’s functional currency. The Company’s wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars (“A$” or “AUD”).

d)	Use of estimates and judgments:

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur.

4.	Cash and restricted cash:

At June 30, 2015 the Company held cash of $66,342 (2014 – $463,546). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At June 30, 2015, the Company held restricted cash of $0.5 million (2014 – $0.2 million). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three month periods ended June 30, 2014 and 2013 (Unaudited)
(US Dollars)

5.	Shareholder loans:

	June 30	December 31
	2015	2014
Loans on acquisition of Surat	$3,000,000	$3,000,000
Accrued and unpaid interest thereon	733,399	585,615
Loan to fund deposits	$-	$134,250
Accrued and unpaid interest thereon	-	48,714
Repayment	-	(151,470)
Debt forgiveness	-	(31,494)
	$3,733,399	$3,585,615

The $3.0 million acquisition loan bears interest at 8% and matures on February 28, 2016. The company repaid the deposit loan in the fourth quarter of 2014.

6.	Plant, Property and Equipment:

Cost or deemed cost
Balance at January 1, 2014	$1,203,999
Dispositions	(25,000)
Balance at December 31, 2014 and June 30, 2015	$1,178,999

Accumulated depletion and depreciation
Balance at January 1, 2014	$54,275
Depletion and depreciation expense	112,482
Balance at December 31, 2014	$166,757
Depletion and depreciation expense	62,360
Balance at June 30, 2015	$229,117

Net book value
As at December 31, 2014	$1,012,242
As at June 30, 2015	$949,882

At June 30, 2015, the Company’s plant, property and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three month periods ended June 30, 2014 and 2013 (Unaudited)
(US Dollars)

7.	Exploration and evaluation assets:

Balance at January 1, 2014	$12,289,692
Additions	187,567
Dispositions	(806,115)
Foreign exchange translation	(1,073,150)
Balance at December 31, 2014	$10,597,995
Additions	6,672
Foreign exchange translation	(52,001)
Balance at June 30, 2015	$10,552,666

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

8.	Share capital:

a)	Authorized:

Unlimited number of common shares with no par value.
Unlimited number of preferred shares, of which none have been issued.

b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at December 31, 2014 and 2013 and June 30, 2015	64,056,876	$14,056,459

c)	Stock option plan:

Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At June 30, 2015 no options have been issued under this plan.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three month periods ended June 30, 2014 and 2013 (Unaudited)
(US Dollars)

d)	Warrants:

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of these warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. All other terms remained the same.

	Number of
	warrants	Amount
Balance, January 1, 2013	-	$-
Issued	5,000,000	254,938
Balance, December 31, 2014 and 2013 and June 30, 2015	5,000,000	$254,938

e)	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the three and six month periods ended June 30, 2015 (2014 – 64,056,876). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

9.	Finance expense:

	Three months	Three months	Six months	Six months
	ended June 30	ended June 30	ended June 30	ended June 30
	2015	2014	2015	2014
Interest income on cash	$-	$(191)	$(14)	$(356)
Interest expense	73,893	66,245	147,785	136,517
Accretion on decommissioning
liability	2,830	-	5,660	12,504
Net finance expense	$76,723	$66,054	$153,431	$148,665

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three month periods ended June 30, 2014 and 2013 (Unaudited)
(US Dollars)

10.	Decommissioning liability:

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $385,239 as at June 30, 2015 (2014 - $390,902) based on an undiscounted inflation-adjusted total future liability of A$671,718. These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At June 30, 2015, the liability has been calculated using an inflation rate of 3.0% (2014 – 3.0%) and discounted using a risk-free rate of 3.0% (2014 – 3.0%) .

Balance at January 1, 2014	$415,300
Accretion expense	12,597
Loss on foreign exchange	(36,995)
Balance at December 31, 2014	$390,902
Accretion expense	5,660
Loss on foreign exchange	(11,324)
Balance at June 30, 2015	$385,239